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(Ohio Casualty Corporation letterhead)

Michael A. Winner, CPA
Executive Vice President & Chief Financial Officer







December 22, 2005




Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549


RE:  Ohio Casualty Corporation
     Form 10-K for Fiscal Year Ended December 31, 2004
     File No. 0-05544

Dear Mr. Rosenberg:

This letter is to acknowledge receipt of your letter to Dan Carmichael dated December 20, 2005.

With respect to your request for our response within ten business days, this would be very difficult for us to accomplish due to scheduling conflicts over the holiday season. As a result, we are committed to providing you our written response by Tuesday, January 17, 2006.

If you have any questions or concerns with this timing, please contact Deb Crane, SVP & General Counsel, at 513-603-2213, Keith Cheesman, VP and Corporate Controller, at 513-603-2282, or myself at 513-603-2267.

Sincerely,



/s/Michael A. Winner

Michael A. Winner




9450 Seward Road, Fairfield, OH  45014     Telephone: 513-603-2267
Fax: 513-603-3134    mike.winner@ocas.com